January 11, 2012

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FuelCell Energy, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2010

Filed January 14, 2011

File No. 001-14204

Dear Mr. Cascio:

This correspondence is in response to the requested information from our conference call on December 22, 2011. On that conference call, the Staff requested the following:

1)

A quantitative and qualitative materiality assessment on the financial statement impact if the Company had accounted for the sale of its power plants using the completed contract method of revenue recognition, instead of the percentage of completion method, for each of the fiscal years 2006 through 2010 and a qualitative analysis on the quarters within these fiscal years.

2)	Explanation of what changes occurred in fiscal 2009 allowing the Company to estimate total contract costs as disclosed in its Form 10-K for the fiscal year ended October 31, 2010.

3)

A draft of the disclosure to be included in the Company’s Form 10-K for the fiscal year ended October 31, 2011 to be filed in January 2012 regarding the revenue recognition model that will be used on contracts where the Company determines it is unable to reasonably estimate total contract costs.

4)	An example of a customer contract from fiscal 2007 or 2008 and an example of a recent customer contract from 2009 or 2010.

For the Staff’s reference, our responses in this letter include each of the above referenced requests in italics followed by FuelCell’s response.

Request 1) Prepare a quantitative and qualitative materiality assessment on the financial statement impact if the Company had accounted for the sale of its power plants using the completed contract method of revenue recognition, instead of the percentage of completion method, for each of the fiscal years 2006 through 2010 and a qualitative analysis on the quarters within these fiscal years.

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

FuelCell Response:

In consideration of this response, the Company has performed a thoughtful analysis of all contracts for which revenue was recognized under the percentage of completion method during the fiscal periods 2006 through 2010. This included a thorough review of the characteristics of each of our power plant contracts, and the experience level we were gaining throughout this period with respect to the attributes that distinguished a contract that had inherent hazards versus a typical contract that we had developed a strong history of providing to customers within very small tolerances of error from our original cost estimates. As such, we constructed and evaluated a comparison of original cost estimates versus final actual costs for each contract within this period, as well as performed calculations of revenue / cost of sales had the Company used the completed contract method instead of percentage of completion for contracts which contained inherent hazards.

As discussed with the Staff, the Company’s disclosures in its fiscal 2010 Form 10-K indicate a bright line of November 1, 2009 as the transition date whereby the Company could begin estimating total contract costs for all power plant sales. Such language was included due to certain installation and commissioning costs being inherently hazardous to estimate in certain situations where the Company was producing and installing first article products, contracting to deliver power plants which related to new applications, or certain situations where the Company may not have had the relevant level of experience in delivering the unique application that the customer desired. However, in reviewing the attributes of our contracts during the five year period ended October 31, 2010, such circumstances were very limited during this period. Additionally, based on a review of historical original cost estimates of project costs against final actual contract costs, we note that, for the majority of projects, total contract costs were within a reasonable and appropriate margin of error versus original cost estimates. This pattern was true for almost all of our contracts, beginning with projects started at the beginning of fiscal 2008. Thus, while the Company had broad disclosure in the footnotes to its consolidated financial statements regarding the inability to estimate installation and commissioning costs until the first quarter of fiscal 2010, the Company was in fact appropriately estimating total contract costs and applying the percentage of completion method, with the exception of a very limited number of contracts. The distinguishing factors for these limited number of contracts was the fact that these power plant sales related to plants that were being constructed for new applications for which there was limited experience, or related to new product lines or first article installations. Such contracts are distinguished from the Company’s normal power plant models and applications, for which the Company was able to estimate within very tight tolerances starting in fiscal 2008, as the Company had been designing, constructing, and installing such typical plants for several years and at that point had an established track record of delivering such plants for costs which were within reasonable tolerances from its original cost estimates.

The Company has prepared a proforma presentation of results which recasts certain contracts for power plants with new applications or first articles under the completed contract method. For those contracts which the company had the ability to estimate costs, adjustments were not made. Specifically, for the proforma presentation below, the following analysis was performed:

•

All commercial contracts from fiscal years 2006 and 2007, as well as all contracts for which the Company determined that it would have been inherently hazardous to estimate at inception were assumed to be under the completed contract method as a result of insufficient product installation and application experience and estimating history. Revenue was recast and recognized under the completed contract method in the proforma analysis in the fiscal period in which the project would have been considered substantially complete per FASB ASC 605-35-25-96.

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

The result of this proforma analysis, by fiscal year, is as follows:

	September 30,	September 30,	September 30,	September 30,
($ in 000’s)	As reported	Proforma	$ Variance	% Variance
2010
Revenue (P&L)	$69,777	$69,547	$(230)	0%
Net Loss to common shareholders (P&L)	$(58,864)	$(58,864)	$—	0%

Deferred revenue (Balance Sheet)	$25,499	$25,729	$230
Inventory and deferred contract costs (Balance Sheet)	$33,404	$33,634	$230

2009
Revenue (P&L)	$88,016	$89,586	$1,570	2%
Net Loss to common shareholders (P&L)	$(71,882)	$(71,882)	$—	0%

Deferred revenue (Balance Sheet)	$17,013	$15,443	$(1,570)
Inventory and deferred contract costs (Balance Sheet)	$25,433	$23,863	$(1,570)

2008
Revenue (P&L)	$100,735	$107,703	$6,968	7%
Net Loss to common shareholders (P&L)	$(96,565)	$(96,565)	$—	0%

Deferred revenue (Balance Sheet)	$29,585	$22,617	$(6,968)
Inventory and deferred contract costs (Balance Sheet)	$24,523	$17,555	$(6,968)

2007
Revenue (P&L)	$48,288	$44,523	$(3,765)	-8%
Net Loss to common shareholders (P&L)	$(71,882)	$(71,882)	$—	0%

Deferred revenue (Balance Sheet)	$20,486	$24,251	$3,765
Inventory and deferred contract costs (Balance Sheet)	$29,581	$33,346	$3,765

2006
Revenue (P&L)	$33,288	$39,625	$6,337	19%
Net Loss to common shareholders (P&L)	$(84,222)	$(84,222)	$—	0%

Deferred revenue (Balance Sheet)	$9,785	$3,448	$(6,337)
Inventory and deferred contract costs (Balance Sheet)	$14,121	$7,784	$(6,337)

To evaluate the materiality of changing the revenue recognition method from the percentage of completion method to the completed contract method on the fiscal year results presented above, management utilized Staff Accounting Bulletin No. 99 (“SAB 99”). According to SAB 99, “…Under the governing principles, an assessment of materiality requires that one views the facts in the context of the surrounding circumstances, as the accounting literature puts it, or the total mix of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both quantitative and qualitative factors in assessing an item’s materiality…”

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

Management reviewed the guidance set forth in SAB 99 and made an assessment regarding whether changing the revenue recognition method from the percentage of completion method to the completed contract method for certain contracts was material to the fiscal years presented above based upon both quantitative and qualitative factors.

Quantitative Factors

Management analyzed the financial statement line items impacted as demonstrated in the table above on an as reported basis compared to on a proforma basis and does not believe that the variances would be material to investors. Revenue fluctuated fairly significantly from one year to the next as the Company worked to commercialize its products and gain market acceptance. In addition, revenues fluctuated due to the sale of larger power plants (megawatt and multi-megawatt power plants) as well as the specific needs of certain partners as they became more involved in local manufacturing of certain parts of the power plant.

Management also reviewed historical analysts’ comments on the Company to determine what aspects of performance investors were focused on. We believe that due to the nature of its business (i.e., low volume of individual contracts, but contracts are relatively large dollar power plant installations) and the stage of commercialization, investors have been focused on product cost reductions, cash utilization and order activity as reflected in backlog which demonstrates market acceptance and product penetration, rather than in which fiscal year contract backlog is recognized as revenue. Customer contract backlog is disclosed in the Company’s SEC filings and the Company has historically issued press releases to announce new contracts. For the Staff’s reference, below are some of the comments on the Company as issued by analysts during 2007 through 2009. These comments demonstrate that the focus of investors was on metrics other than periodic changes in revenue.

“Quarterly numbers will remain lumpy at the early stages of commercialization and we believe that cost out programs and traction in key markets are more relevant metrics near term. We anticipate an update on ongoing cost/kW reductions through value engineering and updates on further traction in key end-markets, notably Korea and California.” – 2007

“As for many emerging energy technology companies more emphasis is placed on progress in technical and operational milestones rather than P&L results.” – 2007

“We believe investors will need to take a longer-term focus in assessing the company’s progress rather than solely focusing on quarter-to-quarter trends.” – 2008

“With the balance sheet recently firmed, gross margin positive products set to ship, and backlog inflecting, we are growing more comfortable with the FCEL story. Still, the global credit crunch is preventing some projects from quickly moving forward, and backlog needs to gain much more critical mass for us to become bullish.” – 2009

With regard to net loss to common shareholders, there is no impact whether the Company utilized the percentage of completion method or the completed contract method for certain contracts. The Company was recognizing costs in excess of revenue (losses) as soon as estimable. Under the completed contract method project revenues and costs would have been deferred until completion of the project so there is no impact to net loss to common shareholders.

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

The Company has also presented above the impact to deferred revenue and deferred contract costs under the percentage of completion method, compared to the completed contract method. Management does not believe the impact is material as the primary balance sheet focus of investors was on cash and investment levels, not changes to deferred revenue or deferred contract cost levels from period to period.

Qualitative Factors

Per SAB 99, there are a variety of qualitative considerations that one should review in order to determine the materiality of an issue. The below qualitative analysis is relevant for the fiscal years presented in the table above as well as the quarterly periods within those fiscal years.

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

FCE response – Use of the completed contract method results in a precise measurement of revenue recognition compared to the percentage of completion method.

2.	Whether the misstatement masks a change in earnings or other trends.

FCE response – No, there is no change in net loss to common shareholders and the trend of revenue throughout the 5 years ended October 31, 2010 does not change.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

FCE response – Management believes analysts’ expectations for revenue were established based on the fact that the Company utilized the percentage of completion method of revenue recognition. Analyst expectations of revenue would have been different if the Company was under the completed contract method for certain contracts, so the Company does not believe this is meaningful qualitative consideration in this circumstance. Analysts do provide EPS expectations, however there would be no impact to EPS from what was reported if the completed contract method were used for such contracts rather than the percentage of completion method.

4.	Whether the misstatement changes a loss into income or vice versa.

FCE response – As noted in the quantitative comparison table above, there is no difference in net loss to common shareholders under either revenue recognition method.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

FCE response – The Company has only one segment, so this consideration is not applicable.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

FCE response – There would be no impact on compliance with regulatory requirements if the completed contract method of revenue recognition were utilized instead of percentage of completion for certain contracts not qualifying for percentage of completion accounting.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

FCE response – The Company does not have any loan covenants or other contractual requirements which would be impacted if a different methodology were used to recognize revenue for certain contracts and different amounts were recognized.

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

8.	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

FCE response – The Company’s milestones, which drive bonus compensation, do include order flow and growth in contract backlog, but they are not contingent on revenue in a particular fiscal year. Accordingly, management’s compensation would not be impacted if the completed contract method were utilized for certain contracts in the periods analyzed, rather than percentage of completion.

9.	Whether the misstatement involves concealment of an unlawful transaction.

FCE response – Revenue recognition under the percentage of completion method does not involve concealment of an unlawful transaction.

The Company determined that there were no other qualitative factors to be considered and based on the above quantitative and qualitative analysis, management does not believe that use of the completed contract method, rather than the percentage of completion method as reported, would have had a material impact on the Company’s results that would impact users of our financial statements.

Request 2) Provide an explanation of what changes occurred in fiscal 2009 allowing the Company to estimate total contract costs as disclosed in its Form 10-K for the fiscal year ended October 31, 2010.

FuelCell Response:

As discussed in prior responses, during the commercialization period of our products beginning in 2003, there were significant cost reduction efforts and design changes being implemented on our products. When we first started production of our power plants, production volumes were also uncertain due to uneven order flow and our customers’ ultimate delivery timing requirements. In the early years of this process, the Company was incorporating its products into new customer applications (e.g., combined heat and power) utilizing various fuel sources (e.g., waste products from food and beverage processing). During this period, the Company was essentially learning from customer field installations, which made it very difficult to be precise with regard to estimating all installation and commissioning costs upon signing a contract.

By the beginning of fiscal 2010, management believes that product design changes and major cost reduction initiatives were completed and significant changes to the Company’s product lines were not expected. The Company had completed multiple installations on its power plant designs as well as a variety of end user applications by this time frame. In addition, production volumes became relatively stabilized at this point. As a result, management, including engineers and project managers, had become familiar with the various types of product applications to the point where they were better able to estimate total costs, inclusive of installation and commissioning costs, on customer contracts at the point of signing a contract. The Company’s disclosures in its fiscal 2010 Form 10-K indicate a bright line of November 1, 2009 as the transition date whereby the Company could begin estimating total contract costs, including installation and commissioning for all power plant sales. However, as noted above, this disclosure was included due to certain installation and commissioning costs being inherently hazardous to estimate in certain situations where the Company was contracting to deliver power plants which related to new applications or certain situations where the Company may not have the relevant level of experience in delivering the unique application that the customer desired.

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

Request 3) Provide a draft of the disclosure to be included in the Company’s fiscal 2011 Form 10-K due to be filed in January 2012 regarding the revenue recognition model that will be used on contracts where the Company determines it is unable to reasonably estimate total contract costs.

FuelCell Response:

The Company will include the following accounting policy disclosure in its Form 10-K for the period ending October 31, 2011 to address the revenue recognition method used for future customer contracts in situations where management does not believe it can reasonably estimate total contract costs.

For customer contracts for complete DFC Power Plants which the Company has adequate cost history and estimating experience and that management believes it can reasonably estimate total contract costs, revenue is recognized under the percentage of completion method of accounting. The use of percentage of completion accounting requires significant judgment relative to estimating total contract costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract on a quarterly basis to assess the contract’s schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods. Revenues are recognized based on the percentage of the contract value that incurred costs to date bear to estimated total contract costs, after giving effect to estimates of costs to complete based on most recent information. For customer contracts for new or significantly customized products, where management does not believe it has the ability to reasonably estimate total contract costs, revenue is recognized using the completed contract method and therefore all revenue and costs for the contract are deferred and not recognized until the power plant project was considered substantially complete. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable.

Request 4) Provide an example of a customer contract from fiscal 2007 or 2008 and an example of a recent customer contract from 2009 or 2010.

FuelCell Response:

The Company has provided the following as exhibits to this filing;

•	Exhibit A is the form of customer contract from 2006.

•	Exhibit B is the form of customer contract from 2010.

Mr. Cascio

Securities and Exchange Commission

January 11, 2012

As discussed on our conference call on December 22, 2011, the Company is in the process of completing its Form 10-K for the fiscal year ended October 31, 2011 and expects to file the Form 10-K on or before January 17, 2012. Accordingly, if possible we would like to resolve any remaining questions the Staff has in advance of this filing date.

The Company believes that it has responded to the Staff’s requests. FuelCell acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Bishop
Michael S. Bishop Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc.

Richard Krantz, Partner, Robinson & Cole

Exhibit A

FUELCELL ENERGY, INC.

AND

[BUYER]

STANDARD SALES CONTRACT TERMS AND CONDITIONS

FOR

DIRECT FUELCELL® (DFC®) POWER PLANTS

The parties to this Contract are [BUYER] (“Buyer” herein), a company existing under the law of [STATE], and FuelCell Energy, Inc. a Delaware corporation (“Seller” herein).

1.0	Definitions

As used in this Contract, the following terms shall have the following meanings:

1.1	“Acceptance” means the successful completion of the Acceptance Testing in accordance with Article 4 herein, including completion and cosigning of the Commercial Closure Documents.

1.2	“Acceptance Testing” means the DFC Power Plant test at the Buyer’s Site.

1.3	“Balance of Plant” or “BOP” means all components of the Plant other than the Fuel Cell Module, as specified by Seller from time to time in its DFC Specifications.

1.4	“Balance of Plant Skid” or “BOP Skid” means structural skid(s) with all BOP major components for the DFC Power Plant with the exception of the Fuel Cell Module.

1.5

“Commercial Closure Documents” means the documents attached hereto in Exhibit 1 and comprise: (i) Certificate of Mechanical Completion; (ii) Certificate of Provisional Performance Acceptance; (iii) Certificate of Final Performance; and (iv) Notification of Title Transfer.

1.6

“DFC® Power Plant” or “Plant” A carbonate-based fuel cell power plant utilizing Seller’s Direct FuelCell® technology. It is typically fueled with natural gas and provides AC Power. DFC Power Plant products include the DFC300, DFC1500 and DFC3000 with introductory nominal ratings of 250 kW, 1 MW and 2 MW respectively.

1.7

“Facility” shall mean the connections, interfaces, and supporting equipment for the Plant, including the support system, slab or pedestal on which the Plant is located, fuel supply, electrical distribution system, and equipment connected to the Plant’s interface points but excluding the Plant itself.

1.8

“Fuel Cell Module or DFC Module” refers to that portion of the DFC Power Plant, which performs the conversion of fuel energy to electricity using a carbonate fuel cell process that is proprietary to FCE.

1.9	“Effective Date” means the date on which this Contract is executed and delivered by the parties hereto.

1

1.10

“Permits” means any valid waiver, exemption, variance, franchise, permit, authorization, license or similar order of or from any national, federal, state, county, municipal, regional, environmental or other governmental body, instrumentality, agency, authority, court or other body having jurisdiction over the matter in question.

1.11

“Specifications” mean the DFC Power Plant Specifications attached to this Contract as Exhibit 2 (Note representative specifications are attached to this Standard Purchase Order for each DFC Product. Individual Specifications will be provided with each Purchase Order).

1.12

“Taxes” are defined as: All taxes, duties, fees, or other charges of any nature (including ad valorem, consumption, excise, franchise, gross receipts, property, import, license, stamp, storage, transfer, use, sales, or value-added taxes and any and all items of withholding, deficiency, penalty, addition to tax, interest or assessment related thereto). Products exported from the United States are presumed to be exempt from Taxes levied within the United States.

2.0	Intellectual Property and Confidentiality

2.1

Ownership of Intellectual Property. Buyer acknowledges that all Intellectual Property rights in and relating to the DFC Power Plants, whether developed by or for Seller prior to or after the date of this Contract, are and shall remain the property of Seller or its third party licensors. Buyer may use Seller’s Trademarks to refer to the DFC, provided that all such uses receive prior written approval by Seller.

2.2

Proprietary Information. During the term of this Contract, it may be necessary for a party to provide proprietary information to another Party. The Parties agree to protect such information regarding the Project in accordance with the Confidentiality Agreement signed between the Parties on [CONFIDENTIALITY DATE].

2.3

Stack Integrity. Buyer shall not, and shall not permit its employees, subcontractors, facility operators, site owners or agents to, open any DFC Modules or otherwise attempt to view the interiors of the DFC Module without the prior written permission of Seller. Violation of this Section shall (a) be deemed a material breach of the confidentiality provisions set forth in this Article; and (b) void all warranties contained in this Contract. Buyer may open a DFC Module or allow a DFC Module to be opened if (a) Seller has failed to comply with its warranty obligations, (b) Seller has failed to make service available for the DFC Module, directly or indirectly, within a commercially reasonable time after a written notice from Buyer, including after expiration of its warranty obligations, or (c) there occurs an emergency condition involving the DFC Module that imperils human life or threatens substantial property damage. If Buyer opens a DFC Module or allows a DFC Module to be opened pursuant to this Section, Buyer shall (i) limit such intrusion into the DFC Module as narrowly as possible, and (ii) treat any information learned thereby as Seller’s confidential and proprietary information pursuant to this Article.

2.4

Buyer agrees that, as a condition of, and prior to any transfer of title to, or control of, the DFC Power Plant to be provided hereunder to a third party, Buyer shall, in a writing acceptable to Seller, obligate such third party to be bound by the provisions of this Article to the same extent as Buyer is obligated.

2

3.0	Scope of Work

3.1	Seller’s Obligations

3.1.1

The work to be performed by Seller under this Contract shall be the supply of the DFC® Power Plant identified in [PURCHASE ORDER#], attached as Exhibit 4 hereto, including initial fill of water treatment chemicals, fuel clean up system, carbon media and catalysts.

3.1.2

Site technical advisory services have been included for the proposed equipment. The technical assistance includes a maximum of two (2) man-weeks for technical consultation during equipment installation, integration, checkout, start-up and commissioning and five (5) days of onsite operator training.

3.2	Buyer’s Obligations

Buyer shall be responsible for and shall perform the following:

3.2.1	Within forty-five (45) days of execution of this Sales Contract, Buyer shall provide to Seller the following information:

3.2.1.1	Location of the fuel cell powerplant installation including address and county (“Site”).

3.2.1.2	Contact information for Buyer’s Project Manager

3.2.1.3

Analysis of the fuel and water to be used in the fuel cell powerplant to determine conformance with specification(s). Buyer shall complete and provide to Seller the Application Conformance Review document in Exhibit 3.

3.2.1.4	Electrical one-line diagram of Facility to which the powerplant will be electrically connected.

3.2.1.5	Electrical configuration of the plant including voltage, frequency and wiring.

3.2.1.6	Combined heat and power configuration and exhaust backpressure information.

3.2.1.7	All customer special requirements including utility gas supply method (anode cover gas and nitrogen) and instrumentation and control (I&C) requirements (input / output requests).

3.2.2	All site design, preparation and civil work including soil testing, grading, foundations, road access, fencing, and equipment laydown area.

3.2.3	Shipping.

3.2.4	Local, state or federal permits, including transportation permits.

3.2.5	Utility interconnection permits and/or agreements, including fuel and electrical.

3.2.6	Assembly including integration of BOP Skid(s) and DFC Module.

3.2.7	Installation of Plant and items supplied by Seller separately from the Plant.

3.2.8	Power sale agreements (if any), fuel supply, water supply and wastewater agreements and permits.

3.2.9	Supply of utility connections to Plant battery limits including: power, fuel supply, water supply, wastewater discharge, communications and electrical interconnections.

3.2.10	Supply and installation of DC power and communication cable for interconnection of the BOP skid(s) and DFC Module within the Plant battery limits.

3.2.11	Other than initial fill of water treatment chemicals, fuel clean up system carbon media and catalysts, all operating consumables including initial and subsequent gas cylinder supply.

3

3.2.12	Provide Seller access to the Facility site as may be reasonably required by Seller.

3.2.13	Execution of Commercial Closure Documents within ten (10) business days of receipt of Notice from Seller that such documents are ready for signature.

4.0	Acceptance Criteria

4.1

The unit will meet the following minimum performance standards at ISO conditions and Seller’s design point specifications when operated with fuel and water that meets Seller’s specifications #5665, DFC Fuel Specification and #5680, Water Specification for Direct FuelCell Powerplants. Corrections to measured performance shall be made in accordance with Seller’s specifications #5841 in effect at the time of delivery.

Power Output (net): 250 kW for 24 hours (corrected for ISO conditions and Seller’s design point).

4.2	Testing in addition to the Seller’s standard Site Acceptance Test, as may be requested by Buyer, shall be at Buyer’s cost.

5.0	Commercial Payment Terms

The total price for the work specified in the Scope of Work shall be [PRICE] (“Contract Price”). Prices include the cost of Seller’s usual factory tests, inspection and packing in accordance with the standards of Seller, delivery of the DFC Module Ex Works, Seller’s factory and delivery of the BOP Skid(s) Ex Works, Seller’s subcontractors’ factory. The total price shall be paid by the Buyer without any right of offset to the Seller as follows:

5.1	10% of the total price at the time of placement of the order. This amount is due and payable by Buyer within 10 days after order acceptance by Seller.

5.2	40% of the total price forty-five (45) days after order acceptance by Seller. This invoice is due and payable by Buyer within 30 days of Seller’s issuance of the invoice.

5.3	40% of the total price of the order shall be paid upon delivery. Seller shall give Notice to and invoice Buyer thirty (30) days in advance of the delivery date.

5.4	10% of the total price shall be paid on Acceptance or ninety (90) days after Delivery.

In the event that any payment due from Buyer under this Contract is not paid when due, Buyer shall pay Seller interest on such overdue payment during a period commencing on such due date until the date that such overdue payment is actually made to Seller, the annual rate of interest being equal to three percent (3%) above the highest commercial prime rate as published in the Wall Street Journal on the day the payment first became due. Nothing in this paragraph shall prevent Seller from exercising any right it has under this Contract.

6.0	Delays

6.1

Seller shall not have any liability or be considered to be in breach or default of its obligations under this Contract to the extent that performance of such obligations is delayed or prevented, directly or indirectly, due to: (i) causes beyond its reasonable control; or (ii) acts of God, act (or failures to act) of governmental authorities, fires, severe weather conditions, earthquakes, strikes or other labor disturbances, floods, war (declared or undeclared), epidemics, civil unrest, riot, or

4

delays in transportation; or (iii) acts (or omissions) of Buyer including failure to promptly: (a) provide Seller with information and approvals necessary to permit Seller to proceed with work immediately and without interruption, (b) comply with the terms of payment, or (c) provide Seller with such evidence as Seller may request that any export or import license or permit has been issued (if such is the responsibility of Buyer), (iv) shipment to storage under Article 11; or (v) inability on account of causes beyond the reasonable control of Seller to obtain necessary materials, necessary components or services. Seller shall notify Buyer of any such delay in writing. The date of delivery or of performance shall be extended for a period equal to the time lost by reason of delay, plus such additional time as may be reasonably necessary to overcome the effect of such excusable delay. Seller shall notify Buyer, as soon as practicable, of the revised Delivery Date. If Seller is delayed by acts or omissions of Buyer, or by the prerequisite work of Buyer’s other contractors or suppliers, Seller shall also be entitled to an equitable price adjustment.

6.2

If delay excused by this Article extends for more than one hundred and eighty (180) days and the parties have not agreed upon a revised basis for continuing the work at the end of the delay, including adjustment of the price, then either party upon thirty (30) days written notice, may terminate the order with respect to the undelivered DFC Power Plant to which title has not yet passed and any uncompleted services, whereupon Buyer shall promptly pay Seller its termination charges determined in accordance with Seller’s standard accounting practices upon submission of Seller’s invoices, except where delay is attributable to Seller.

7.0	Termination and Suspension

7.1

Buyer may terminate this Contract for any reason at any time upon at least thirty (30) days’ written notice to Seller. In full discharge of any obligations to Seller in respect of this Contract and such termination, Buyer shall be responsible for costs, including labor, and non-cancelable commitments (if any) incurred prior to the date of termination. Seller shall take all reasonable steps to minimize termination costs. In no event, however, shall Buyer be obligated to pay Seller any amount in excess of the total price specified in Article 5, nor shall Seller be obligated to refund the initial 10% payment under Paragraph 5.1.

7.2

Seller may terminate this Contract by mutual agreement with Buyer or unilaterally in the event of a non-payment-related material breach of this Contract by Buyer (subject to stay pending the outcome of any dispute resolution proceeding initiated pursuant to the Article entitled “Dispute” hereunder); provided, however that the Buyer has failed to cure such breach within thirty days of receipt of notice from Seller. In the event of a payment-related material breach of this Contract by Seller, the provisions set forth in Article 15 shall apply.

7.3

Seller may suspend work on this Contract in the event of Buyer’s failure to complete its obligations, including providing the information required pursuant to Paragraph 3.2.1 or other information as may be required herein. Notwithstanding any provision herein, Seller shall not be deemed in default of its obligations under this Contract resulting from a suspension of work under this paragraph. If at the end of 180 days following suspension under this paragraph, Buyer fails to provide the required information, Seller shall be entitled to terminate this Contract as a payment-related material breach in accordance with this Article 7.

5

8.0	Limitation of Liability

8.1

The total liability of either Party, on all claims of any kind, whether in contract, warranty, tort (including negligence), strict liability, indemnity, or otherwise, arising out of the performance or breach of the Contract or use of any DFC Power Plant shall not exceed the Contract Price allocable to the DFC Power Plant giving rise to the claim. All liability under this Contract shall terminate fifteen (15) months after the delivery of the DFC Power Plant giving rise to the claim.

8.2

Each party (Indemnitor) agrees to indemnify and hold harmless the other party (Indemnitee) from and against any and all losses, obligations, liabilities, damages, claims which may be asserted against or sustained or incurred by the Indemnitee arising out of or related to any breach of any of the representations, warranties, agreements and covenants made by Indemnitor in this Contract; or any wrongful and negligent act of Indemnitor that occurs under this Contract. In no event, whether as a result of breach of contract, warranty, tort (including negligence), strict liability, indemnity, or otherwise, shall either Party or its subcontractors or suppliers be liable to the other Party for loss of profit or revenues, loss of use of the DFC Power Plant or any associated equipment, cost of capital, cost of substitute equipment, facilities, services or replacement power, downtime costs, claims of Indemnitor’s customers for such damages, or for any special, consequential, incidental, indirect or exemplary damages.

8.3

If Seller furnishes Buyer with advice or assistance concerning any products, systems or work which is not specifically required by the Specification, the furnishing of such advice or assistance will not subject Seller to any liability, whether in contract, indemnity, warranty, tort (including negligence), strict liability or otherwise.

8.4

If Buyer transfers title to the powerplant to a third party, Buyer shall obligate such third party to be bound by the provisions of this Article to the same extent as Buyer is obligated. In the event Buyer cannot obtain the foregoing for Seller, Buyer shall indemnify, defend and hold Seller harmless from and against any and all claims described in the preceding paragraphs of this Article made by any such third party against Seller.

8.5

The provisions of this Article shall prevail over any conflicting or inconsistent provisions contained in any of the documents comprising this Contract, except to the extent that such provisions further restrict Seller’s liability.

9.0	Patent Indemnity

9.1

Seller agrees to indemnify and hold harmless Buyer from any rightful claim of any third party that any DFC Power Plant manufactured by Seller and furnished hereunder infringes any patent of the United States. If Buyer notifies Seller promptly of the receipt of any claim, does not take any position adverse to Seller regarding such claim and gives Seller information, assistance and exclusive authority to settle and defend the claim, Seller shall, at its own expense and option, either (i) settle or defend the claim or any suit or proceeding and pay all damages and costs awarded in it against Buyer, or (ii) procure for Buyer the right to continue using the DFC Power Plant, or (iii) modify the DFC Power Plant so that it become non-infringing, or (iv) replace the DFC Power Plant with non-infringing DFC Power Plant. The foregoing states the entire liability of Seller for patent infringement of any DFC Power Plant.

9.2

The indemnity contained in the preceding paragraph shall not apply to (i) any DFC Power Plant which is manufactured to Buyer’s design or (ii) the use of any equipment furnished under this Contract in conjunction with any other apparatus or material. As to any equipment or use described in the preceding sentence, Seller assumes no liability whosoever for patent infringement.

6

9.3

With respect to any equipment furnished under this Contract that is not manufactured by Seller, only the patent indemnity of the manufacturer, if any, shall apply. Seller agrees to use commercially reasonable efforts to support Buyer’s pursuit of patent indemnity from the manufacturer.

10.0	Warranty

10.1

Seller warrants for a period of fifteen months from the date of delivery or twelve months from Provisional Performance Acceptance, whichever occurs first, that (i) the DFC Power Plants and any related equipment to be delivered hereunder shall be free from defects in material, workmanship and title; (ii) the DFC Power Plants and related equipment conform to the specifications and other material requirements contained in this Contract; and (iii) technical advisory services shall be performed in a competent, diligent manner in accordance with any mutually agreed specifications.

10.2

Seller shall have no obligation for correction, repair or replacement of a DFC Power Plant or related equipment to the extent that a defect or non-conformance is the result of improper installation or damage resulting from Buyer’s failure to comply with Seller’s specifications, instructions and documentation regarding installation, operation and maintenance of the DFC Power Plants.

10.3

If a DFC Power Plant or related equipment delivered or technical advisory services performed do not meet the above warranties during the warranty period, Buyer shall promptly notify Seller in writing and make the relevant DFC Power Plants or equipment available promptly for correction. Seller shall thereupon, at its option correct any defect by, (i) reperforming the defective services, (ii) repairing the defective parts of the equipment (iii) replacing the defective parts if repair is impossible or (iv) providing an equitable adjustment in the Price.

10.4	Seller shall not be responsible for removal or replacement of any structure or part of the Facility required to perform Seller’s warranty obligations under this Contract.

10.5

This warranty may be assigned by Buyer to the DFC Power Plant owner upon final sale to such owner, provided that the term of the warranty shall be determined in accordance with this Article without regard to any such sale.

10.6

Seller does not warrant the DFC Power Plant or any repaired or replacement parts against normal wear and tear including that due to expected degradation in accordance with FCE specifications, environment or operation, including excessive operation at peak capability, frequent starting/stopping, type of fuel, or erosion, corrosion or material deposits from fluids. The warranties and remedies set forth herein are further conditioned upon (i) the proper storage, installation, operation, and maintenance of the DFC Power Plant and conformance with the instruction manuals (including revisions thereto) provided by Seller and/or its subcontractors, as applicable and (ii) repair or modification pursuant to Seller’s instructions or approval. Buyer shall keep proper records of operation and maintenance during the Warranty Period. These records shall be kept in the form of logsheets and copies shall be submitted to Seller upon its request. Seller does not warrant any equipment or services of others designated by Buyer where such equipment or services are not normally supplied by Seller.

7

10.7

Changes, modifications or alterations by the Buyer or its vendors, suppliers, employees or agents, to the DFC Power Plant or its components provided herein, without the written approval of Seller, shall void all Seller’s obligations and warranties hereunder and may , void third party equipment certifications, including safety, environmental and interconnection.

10.8

The preceding paragraphs of this Article set forth the exclusive remedies for all claims based on failure of or defect in the DFC Power Plant provided under this Contract, whether the failure or defect arises before or during the Warranty Period and whether a claim, however instituted, is based on contract, indemnity, warranty, tort (including negligence), strict liability or otherwise. THE FOREGOING WARRANTIES ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES AND GUARANTEES WHETHER WRITTEN, ORAL, IMPLIED OR STATUTORY. NO IMPLIED STATUTORY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE SHALL APPLY.

11.0	Transfer of Title

11.1

Title to the DFC Power Plant and equipment shall pass to Buyer upon delivery pursuant to Article 5. Buyer shall be responsible for risk of loss to the DFC Power Plant and related equipment upon delivery.

11.2

If any part of the DFC Power Plant and equipment cannot be delivered to Buyer when ready due to any cause not attributable to Seller, (including any delay identified under Paragraph 6.1) Seller may ship such DFC plant or equipment to storage. If such DFC plant or equipment is placed in storage, including storage at the facility where manufactured, the following conditions shall apply: (a) title and all risk of loss or damage shall thereupon pass to Buyer if it had not already passed; (b) any amounts otherwise payable to Seller upon delivery shall be payable upon presentation of Seller’s invoices and certification of cause for storage; (c) all expenses incurred by Seller, such as for preparation for and placement into storage, handling, inspection, preservation, insurance, storage, removal charges and any taxes shall be payable by Buyer upon submission of Seller’s invoices; and (d) when conditions permit and upon payment of all amounts due hereunder, Seller shall resume delivery of the DFC Power Plant to the originally agreed point of delivery.

12.0	Assignment

Either Party (“Assignor”) may assign its rights and obligations hereunder, in part or in whole, to a third party (“Assignee”) only with the express written consent of the other Party, which shall not be unreasonably withheld. Upon the effective date of said assignment, all of the rights and obligations of the Assignor under this Contract shall vest solely in the Assignee. Each Party agrees to execute such documents as may be necessary to effect the assignment.

13.0	Changes

Buyer may, by written change order, make mutually agreed to changes in the DFC Power Plant. If any such change results in an increase or decrease in the cost or time required for the performance of the work under this Contract, there shall be an equitable adjustment in the Contract Price and the delivery date. Seller shall not be obligated to proceed with the changed or extra work until the price of such change and its effect on the delivery date have been agreed upon in a written change order.

8

14.0	Choice of Law

This Contract shall be governed by and construed in accordance with the laws of the State of Connecticut without regard to the conflict of laws provisions thereof.

15.0	Disputes

Any action, dispute, claim or controversy of any kind (collectively described hereinafter as “disputes”) between Buyer and Seller arising out of or pertaining to this Contract shall be resolved in accordance with the following:

15.1	The Parties shall attempt to amicably resolve such dispute by discussion between the respective project managers within fifteen (15) working days.

15.2

If unsuccessful, the Parties shall elevate the dispute to the senior division or group executive for each for resolution within an additional fifteen (15) working days or such additional term as the Parties mutually may agree.

15.3	In the event the Parties are unable to resolve the dispute by the methods set forth above, the dispute shall be resolved by a court of competent jurisdiction in Connecticut.

15.4

Notwithstanding the above, in the event of (i) non-payment by Buyer within thirty (30) days of receipt of a valid invoice or (ii) financial insolvency, imminent insolvency or loss of project funding, Seller may, at its option, stop work, terminate the contract for breach and initiate suit for collection of outstanding balances without compliance with the above paragraphs of this Article; or Seller may stop work, invoice Buyer in advance for all remaining payments due under this Contract, and Seller shall continue performance of this Contract upon receipt of such payments, with appropriate schedule adjustments needed for any delay.

16.0	Factory Tests

Buyer will be invited to Seller’s facilities for purposes of observing factory testing. Such access will be on a non-interference basis and limited to areas concerned with the Buyer’s DFC Module and shall not include restricted areas where work of a proprietary nature is being conducted. Buyer will be advised as to the schedule for factory testing and will be given an opportunity to observe during regular working hours. Neither completion of production work nor delivery of any part of the DFC Power Plant, however, will be delayed to accommodate the Buyer. Buyer’s failure to observe in no way relieves Seller of its obligation to fulfill the requirements of this Contract.

17.0	Compliance with Laws, Codes and Standards

17.1

The Contract Price is based on Seller’s design, manufacture and delivery of the DFC Power Plant pursuant to: (i) its design criteria, manufacturing processes and procedures and quality assurance program; (ii) those portions of industry specifications, codes and standards in effect as of the date of Seller’s proposal to Buyer, which Seller has deemed applicable to the DFC Power Plant; (iii) the United States Federal, State and local laws and rules in effect on the date of Seller’s proposal to Buyer; and (iv) the Specification.

17.2

The Contract Price will be equitably adjusted to reflect additional costs incurred by Seller resulting from (i) a change in standards and regulations described in 17.1(ii) or (iii) after the date of Seller’s proposal to Buyer which affect the DFC Power Plant and (ii) changes required to

9

comply with regulatory or industrial requirements in the location where the DFC Power Plant will be installed. Buyer shall advise Seller of requirements affecting the DFC Power Plant resulting from the applicability of any laws, rules or regulations in the location where the DFC Power Plant will be installed. Reasonable adjustments will be made to the delivery date and performance evaluation criteria as may be appropriate to comply with the foregoing. If Seller determines that a change is not possible, Seller will so notify Buyer and Buyer may terminate this Contract in accordance with the “Termination” clause of the Contract or direct completion without change and assume responsibility for obtaining any necessary waivers.

17.3

Notwithstanding the foregoing paragraphs, no modification in price will be made as a result of any general change in the manufacturing facilities of Seller resulting from the imposition of any requirements by any Federal, State or local governmental entity.

17.4

Notwithstanding, any other provisions herein, Buyer shall be responsible for timely obtaining any required authorization, such as an export license, import license, foreign exchange permit, work permit or any other governmental authorization. Seller shall not be liable if any authorization is delayed, denied, revoked, restricted or not renewed and Buyer shall not be relieved thereby of its obligations to pay Seller for the work.

17.5

Seller shall comply with all applicable state and federal laws, including the Fair Labor Standards Act of 1938, as amended, the Occupational Safety and Health Act of 1970 (OSHA), laws related to nonsegregated facilities and equal employment opportunity (including the seven paragraphs appearing in Sec. 202 of Executive Order 11246, as amended), and all standards, rules, regulations, and orders issued pursuant to such state and federal laws.

17.6

Buyer shall perform all its obligations in accordance with all applicable state and federal laws, OSHA, and all other statutes, rules, regulations, codes or standards applicable to the Buyer’s obligations.

18.0	Taxes and Duties

Buyer shall be responsible for, and shall pay directly when due and payable, any and all Taxes. If Buyer deducts or withholds Taxes from the payments, the Buyer will make the Seller whole such that the sum of all payments equals the Contract Price. If the Seller is required to pay Taxes, the Buyer shall, promptly upon presentation of the Seller’s invoice for such Taxes, pay to the Seller an amount equal to the Taxes or alternatively, buyer shall provide Seller with a tax exemption certificate acceptable to the taxing authority.

Buyer agrees to furnish, when requested by the Seller, without charge, evidence of tax or duty exemption acceptable to the taxing or customs authorities. Furthermore, if Buyer arranges for export shipment, Buyer agrees to provide Seller without charge, an export bill of lading.

19.0	Insurance

Each Party shall maintain the following insurance coverage written with carriers authorized to insure risks at the Site location, with the other Party named as additional insured, providing thirty (30) days written notification of cancellation:

19.1	Worker’s Compensation providing statutory limits and coverage and Employer’s Liability, in an amount not less than $500,000 policy limit; and,

10

19.2

Commercial General Liability covering bodily injury (including death) and property damage in an amount not less than One Million Dollars ($1,000,000) per occurrence; including Premises Operations, Contractual Liability, Products and Completed Operations, and Broad Form Property Damage.

19.3

Commercial Automobile Liability in an amount not less than One Million Dollars ($1,000,000) combined single limit per accident, covering all owned, non-owned, leased, rented or hired autos used in connection with the performance of this Contract.

20.0	Notices

Any notices or invoices required or permitted under this Contract shall be in writing and personally delivered or sent to the address of each Party as set forth below, or to such other address as either Party may substitute by written notice to the other in any manner expressly provided for herein.

Seller:	Buyer:

Fax: Phone:	Fax: Phone:

21.0	General Clauses

21.1

This Contract, together with its exhibits and appendices, constitutes the entire and only agreement between the parties relating to the subject matter hereof and supersedes and cancels all agreements, negotiations, commitments and representations in respect thereto made prior to the date first written above and may not be released, discharged, abandoned, changed or modified in any manner except by an instrument in writing of concurrent or subsequent date signed by duly authorized officers or representatives of each of the parties hereto.

21.2

Any oral or written representation, warranty, course of dealing or trade usage not contained or referenced herein shall not be binding on either Party. Each Party agrees that it has not relied on or been induced by any representations of the other Party not contained in this Contract.

21.3

Capitalized terms without other definition shall, unless expressly stated otherwise, have the meanings specified in Section 1.0. The singular includes the plural and the neuter shall include the feminine and masculine gender, and vice versa, as the context requires. “Includes” or “including” means “including, without limitation”.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

11

IN WITNESS WHEREOF, the Parties hereto have caused this Contract to be duly executed by their duly authorized representatives as of the day and year first above mentioned.

[BUYER], Buyer

By
Typed Name:
Title:
Date:

Fuel Cell Energy, Inc., Seller

By
Typed Name:
Title:
Date:

12

EXHIBIT 1

Commercial Closure Documents

1.	NOTIFICATION OF TITLE TRANSFER

2.	CERTIFICATE OF MECHANICAL COMPLETION

3.	CERTIFICATE OF PROVISIONAL PERFORMANCE ACCEPTANCE

4.	CERTIFICATE OF FINAL PERFORMANCE ACCEPTANCE

Exhibit 1 - i

NOTIFICATION OF TITLE TRANSFER

[DATE]

[COMPANY]

[ADDRESS]

[CITY STATE ZIP]

[COUNTRY]

Attn:

Reference: Title Transfer of [PLANT] Fuel Cell Power Plant

Dear ,

In accordance with the contractual agreement between FuelCell Energy Inc., known as “Seller”, and [BUYER], known as “Buyer”, this letter serves as formal notification that the equipment identified below is available for shipment and currently located at [LOCATION]. As per contract [CONTRACT#], an invoice covering the milestone of [TITLE TRANSFER PAYMENT PERCENT] will be sent to you on [INVOICE DATE].

The title is deemed passed to Buyer effective the date of this notification.

Project Reference Information

Contract Number:
Customer / Distributor:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

Should you have any questions, please contact the undersigned at 203-825-6000 or fax 203-825-6100.

Regards,

Seller:

FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

NTT - i

CERTIFICATE

of

MECHANICAL COMPLETION

Contract Number:
Customer / Distributor:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

We hereby declare that the equipment identified above and the associated systems are erected and installed in accordance with the applicable drawings and specifications as may be described in the Contract and Buyer’s installation guidelines.

The unit is mechanically complete and ready for pre-commissioning on (___/___/___)

A. Backfeed Power Available	(___/___/___)
B. Copy of End User Interconnect Agreement	(___/___/___)
C. Site Air Intake Checked	(___/___/___)
D. Gas Analysis Approved	(___/___/___)
E. Water Analysis Approved	(___/___/___)
F. Communication Link Approved	(___/___/___)
G. Heat Recovery System Installed	(___/___/___)
H. Purge (Nitrogen) Gas Available	(___/___/___)
I. Anode Cover Gas Available	(___/___/___)

Buyer/Customer/Distributor: [Buyer]

	Signature	Date

Print Name/Title

Seller: FuelCell Energy, Inc.

	Signature	Date

Print Name/Title

CMC - i

CERTIFICATE

of

PROVISIONAL PERFORMANCE ACCEPTANCE

Contract Number:
Customer / Distributor:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

We hereby declare that the Direct FuelCell® and the associated systems have met Provisional Performance Acceptance.

(1) A single Completed Performance Test has concluded, in which: (i) Net Power Output of the Unit is at least 200 kW continuously for 24 hours, during which time the Unit complies with all Applicable Laws,

Date         /            /

(2) The Equipment supplied by the Seller meets all of the requirements set forth in the Contract Specification other than (i) achieving the Final Performance Acceptance criteria, (ii) any Work which, by the terms of the Contract, is not Specification other than (i) achieving the Final Performance Acceptance criteria, (ii) any Work which, by the terms of the Contract, is not required to be performed until a later date, and (iii) such Punch List items that do not impact Purchaser’s ability to conduct day to day operation of the Facility in a commercial manner.

Date         /            /                 , see Punch List Items in Section (5)

(3) The Warranty is enabled at Provisional Performance Acceptance. If the term of the warranty is lessened by the date this document is signed by both parties, a revised warranty expiration letter will be sent to the buyer.

Date         /            /

(4) Operation after Provisional Performance Acceptance of the Unit. Once Contractor has achieved Provisional Performance Acceptance of the Unit, Owner shall control of the Unit and shall thereafter be solely responsible for the operation and maintenance thereof, except as otherwise set forth in the contract.

Date         /            /

PPA - i

(5) Punch List Items:

Item #	Description

Buyer:
[BUYER]
	Signature	Date

Print Name/Title

Seller:
FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

PPA - ii

CERTIFICATE

of

FINAL PERFORMANCE ACCEPTANCE

Contract Number:
Customer / Distributor:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

We hereby declare that the Direct FuelCell® and the associated systems have met Final Performance Acceptance as defined in the Contract.

Date             /            /

(2) Provisional Performance Acceptance has occurred or occurs concurrently with Final Performance Acceptance.

Date             /            /            , date of PPA

Buyer:
[Buyer]
	Signature	Date

Print Name/Title

Seller:
FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

FPA - i

EXHIBIT 2

Seller’s Specifications

The following specifications are incorporated herein by reference.

1.	#5665, DFC Fuel Specification dated [#5665 DATE]

2.	#5680, Water Specification for Direct FuelCell Powerplants [#5680 DATE]

3.	#5841, DFC300 Powerplant Output and Efficiency Correction Factors to Standard Conditions [#5841 DATE]

Exhibit 2 - i

EXHIBIT 3

Application Conformance Review

Document

Exhibit 3 - i

EXHIBIT 4

Buyer Purchase Order

Exhibit 4 - i

Exhibit B

FUELCELL ENERGY, INC.

AND

[BUYER]

SALES CONTRACT

FOR

DIRECT FUELCELL® (DFC®) POWER PLANTS

The parties to this Contract are [BUYER] (“Buyer” herein), a company existing and authorized to do business under the law of [STATE], and FuelCell Energy, Inc. a Delaware corporation (“Seller” herein).

1.0 Definitions

As used in this Contract, the following terms shall have the following meanings:

1.1	“Acceptance” means the successful completion of the Acceptance Testing in accordance with Article 4 herein, including completion and cosigning of the Commercial Closure Documents.

1.2	“Acceptance Testing” means the DFC Power Plant test at the Buyer’s Site.

1.3	“Balance of Plant” or “BOP” means all components of the Plant other than the Fuel Cell Module, as specified by Seller from time to time in its DFC Specifications.

1.4	“Balance of Plant Skid” or “BOP Skid” means structural skid(s) with all BOP major components for the DFC Power Plant with the exception of the Fuel Cell Module.

1.5

“Commercial Closure Documents” means the documents attached hereto in Exhibit 1 and comprise: (i) Certificate of Mechanical Completion; (ii) Certificate of Provisional Performance Acceptance; (iii) Certificate of Final Performance; and (iv) Notification of Title Transfer.

1.6	“Delivery of the DFC Module” means delivery Ex Works, Seller’s factory.

1.7	“Delivery of the BOP Skid(s)” means delivery Ex Works, Seller’s subcontractors’ factory.

1.8

“DFC® Power Plant” or “Plant” A carbonate-based fuel cell power plant utilizing Seller’s Direct FuelCell® technology. It is typically fueled with natural gas and provides AC Power. DFC Power Plant products include the DFC300MA, DFC1500B, and DFC3000 with nominal ratings of 300 kW, 1.4 MW and 2.8 MW respectively.

1.9

“Facility” shall mean the connections, interfaces, and supporting equipment for the Plant, including the support system, slab or pedestal on which the Plant is located, fuel supply, electrical distribution system, and equipment connected to the Plant’s interface points but excluding the Plant itself.

1.10

“Fuel Cell Module or DFC Module” refers to that portion of the DFC Power Plant, which performs the conversion of fuel energy to electricity using a carbonate fuel cell process that is proprietary to Seller.

1.11	“Effective Date” means the date on which this Contract is executed by the parties hereto.

1.12

“Permits” means any valid waiver, exemption, variance, franchise, permit, authorization, license or similar order of or from any national, federal, state, county, municipal, regional, environmental or other governmental body, instrumentality, agency, authority, court or other body having jurisdiction over the matter in question.

1.13	“Site” means the location where the Direct FuelCell Power Plants under this Contract are to be located, which address is [SITE ADDRESS].

1.14	“Specifications” mean the DFC Power Plant Specifications as further defined in Paragraph 3.1.3.

1.15

“Taxes” are defined as: All taxes, duties, fees, or other charges of any nature (including ad valorem, consumption, excise, franchise, gross receipts, property, import, license, stamp, storage, transfer, use, sales, or value-added taxes and any and all items of withholding, deficiency, penalty, addition to tax, interest or assessment related thereto). Products exported from the United States are presumed to be exempt from Taxes levied within the United States.

2.0 Intellectual Property and Confidentiality

2.1

Ownership of Intellectual Property. Buyer acknowledges that all Intellectual Property rights in and relating to the DFC Power Plants, whether developed by or for Seller prior to or after the date of this Contract, are and shall remain the sole and exclusive property of Seller and/or its third party licensors. Buyer may use Seller’s Trademarks to refer to the DFC, provided that all such uses and references receive prior written approval by Seller.

2.2

Proprietary Information. During the term of this Contract, it may be necessary for a party to provide proprietary and/or confidential information to the other Party. The Parties agree to protect such information regarding the Project in accordance with the Confidentiality Agreement signed between the Parties on [CONFIDENTIALITY DATE]. This Contract and its terms and conditions herein shall be considered Confidential Information. Buyer agrees to not disclose or otherwise reveal to any other person or entity, this Agreement or any of the specific terms and conditions hereof. Any such disclosure will be considered a material breach of this Agreement by Buyer.

2.3

Stack Integrity. Buyer shall not and shall not permit its employees, subcontractors, facility operators, site owners or agents to, open any DFC Modules or otherwise attempt to view the interiors of the DFC Module without the prior written permission of Seller. Violation of this Section shall (a) be deemed a material breach of the confidentiality provisions set forth in this Article; and (b) void all warranties contained in this Contract. Buyer may open a DFC Module or allow a DFC Module to be opened in case of an emergency condition involving the DFC Module that imperils human life or threatens substantial property damage. If Buyer opens a DFC Module or allows a DFC Module to be opened pursuant to this Section, Buyer shall (i) notify Seller in writing with 24 hours (ii) limit such intrusion into the DFC Module as narrowly as possible, and (iii) treat any information learned or discovered thereby as Seller’s confidential and proprietary information and protect the same pursuant to this Article and the Confidentiality Agreement between Buyer and Seller.

2.4

Software and Other Intellectual Property Integrity. Buyer shall not, and shall not permit its employees, subcontractors, facility operators, site owners or agents to reproduce, distribute, transmit or modify the FCE software or other intellectual property, except that Buyer shall be permitted to use and operate such software and intellectual property in connection with the operation and use of the Plant hereunder; nor shall Buyer, its employees, subcontractors, facility operators, site owners or agents reverse engineer or decompile the software or other intellectual property for any purpose, or permit others to do so.

2.5

Upon expiration of the useful life of the DFC Module, Buyer agrees to take such steps as reasonably necessary to protect the integrity of the stack and prevent any unauthorized intrusion therein. Seller and Buyer agree, at Seller’s option and cost, Buyer shall return the Module to Seller for proper disposal.

2.6

Buyer agrees that, as a condition of, and prior to any transfer of title to, or control of, the DFC Power Plant or any DFC Module to be provided hereunder to a third party, Buyer shall, in a writing acceptable to Seller, obligate such third party to be bound by the provisions of this Article to the same extent as Buyer is obligated.

3.0 Scope of Work

3.1	Seller’s Obligations

3.1.1

The work to be performed by Seller under this Contract shall be the supply of the DFC® Power Plant(s) identified in [PURCHASE ORDER#], attached as Exhibit 4 hereto, including initial supply of water treatment chemicals, fuel clean up system, carbon media and catalysts.

3.1.2

Site technical advisory services have been included for the proposed equipment. The technical assistance includes a maximum of one (1) man-weeks for technical consultation during equipment installation, integration, checkout, start-up and commissioning and one (1) day of onsite operator training.

3.1.3

Within fifteen (15) days of the Effective Date, Seller shall provide Buyer the following Specifications for the DFC Power Plant models provided under this Contract: (i) DFC Fuel Specification; (ii) Water Specification for Direct FuelCell Powerplants; and (iii) Powerplant Output and Efficiency Correction Factors to Standard Conditions. Such Specifications are incorporated herein by reference.

3.1.4

Within forty-five (45) days of the Effective Date, Seller shall provide to Buyer, Seller’s standard drawing and document package for the DFC Power Plant models provided under this Contract, which shall specifically include Seller’s standard: (i) Operations Manual; (ii) Maintenance Manual; and (iii) Installation Manual.

3.1.5	Seller shall provide the required documentation under paragraphs 3.1.3 and 3.1.4 electronically in Portable Document Format (pdf).

3.2	Buyer’s Obligations

Buyer shall be responsible for and shall perform the following:

3.2.1	Within forty-five (45) days of execution of this Sales Contract, Buyer shall provide to Seller the following information:

3.2.1.1	Contact information for Buyer’s Project Manager

3.2.1.2

Analysis of the fuel and water to be used in the fuel cell powerplant to determine conformance with specification(s). Buyer shall complete and provide to Seller the Application Conformance Review (ACR) document in Exhibit 3, which in its completed form shall replace the blank ACR document currently in Exhibit 3.

3.2.1.3	Electrical one-line diagram of Facility to which the powerplant will be electrically connected.

3.2.1.4	Electrical configuration of the plant including voltage, frequency and wiring.

3.2.1.5	Combined heat and power configuration and exhaust backpressure information.

3.2.1.6	All Buyer special requirements including utility gas supply method (anode cover gas and nitrogen) and instrumentation and control (I&C) requirements (input / output requests).

3.2.2	All site design, preparation and civil work including soil testing, grading, foundations, road access, fencing, and equipment laydown area.

3.2.3	Shipping and rigging.

3.2.4	Local, state or federal permits, including transportation permits.

3.2.5	Utility interconnection permits and/or agreements, including fuel, electrical and communication interfaces.

3.2.6	Assembly including integration of BOP Skid(s) and DFC Module.

3.2.7	Installation of Plant and items supplied by Seller separately from the Plant.

3.2.8	Power sale agreements (if any), fuel supply, water supply and wastewater agreements and permits.

3.2.9	Supply of utility connections to Plant battery limits including: power, fuel supply, water supply, wastewater discharge, communications and electrical interconnections.

3.2.10	Supply and installation of DC power and communication cable for interconnection of the BOP skid(s) and DFC Module within the Plant battery limits.

3.2.11	Other than initial fill of water treatment chemicals, fuel clean up system carbon media and catalysts, all operating consumables including initial and subsequent gas cylinder supply.

3.2.12	Provide Seller access to the Facility site as may be required by Seller to carry out its obligations hereunder.

3.2.13	Execution of Commercial Closure Documents within ten (10) business days of receipt of Notice from Seller that such documents are ready for signature.

3.2.14	Disposal of waste materials in accordance with RCRA and applicable state and local regulations.

3.2.15	Determination of electrical connection point arc flash rating and hazard category. Equipment arc flash labeling.

4.0 Acceptance Criteria

4.1

Each Plant will meet the following minimum performance standards at ISO conditions and Seller’s design point specifications when operated with fuel and water that meets Seller’s specifications #5665, DFC Fuel Specification and #5680, Water Specification for Direct FuelCell Powerplants. Corrections to measured performance shall be made in accordance with Seller’s specifications #5841, #9285, and #9824 in effect at the time of Delivery and taking into consideration any auxiliary Site and Facility parasitic electric loads that are connected: (1) upstream of DFC Power Plant main output breaker (“Tie Breaker”); and (2) to the DFC alternative output breaker (“Customer Critical Breaker”).

Power	Output (net): Average [OUTPUT] kW ± 3% (corrected for ISO conditions and Seller’s design point).

4.2

Acceptance Testing shall be in accordance with ASME PTC 50 – the American Society of Mechanical Engineer’s Performance Test Code for Fuel Cell Power Systems (“Acceptance Protocol”). Buyer agrees that Seller may take and use one fuel sample two weeks prior to and one sample during the test period, in lieu of the three required under the Acceptance Protocol.

4.3	Testing in addition to the Seller’s standard Site Acceptance Test, as may be requested by Buyer, shall be at Buyer’s cost.

4.4

In the event Acceptance Testing cannot be conducted within ninety (90) days of Delivery due to any cause not attributable to Seller, including any delay identified under Paragraph 6.1, each Plant shall be deemed to have met Acceptance. In such event, Seller shall be deemed to have fully performed its obligations hereunder subject to Sellers warranty obligations under Article 10.

5.0 Commercial Payment Terms

5.1

The total price for the work specified in the Scope of Work shall be [PRICE] (“Contract Price”). Prices include the cost of Seller’s inspection and packing in accordance with the standards of Seller, Delivery of the DFC Module and Delivery of the BOP Skid(s). The DFC Module(s) and the BOP Skid(s) shall be ready for Delivery from the factory approximately within [DELIVERY TIME] months from the Effective Date. Partial Deliveries shall be permitted. The total price shall be paid by the Buyer without any right of offset to the Seller as follows:

5.1.1	10% of the total price shall be paid within ten (10) days of the Effective Date.

5.1.2	40% of the total price shall be paid sixty (60) days after the Effective Date.

5.1.3	40% of the total price of the order shall be paid ten (10) days prior to Delivery. Seller shall give Notice to and invoice Buyer thirty (30) days in advance of the Delivery date.

5.1.4	10% of the total price shall be paid on Acceptance or ninety (90) days after Delivery.

5.2

Unit Pricing and Partial Payments: In the event more than one DFC Power Plant is ordered in Exhibit 4 hereto, the payment under Section 5.1.3 above may be separately invoiced by Seller as each Power Plant becomes ready for Delivery, and Buyer shall pay each such invoice. In the event of partial Deliveries, the payment may be separately invoiced by Seller as each portion becomes ready for Delivery, and Buyer shall pay each such invoice.

5.3

In the event that any payment due from Buyer under this Contract is not paid when due, Buyer shall pay Seller interest on such overdue payment during a period commencing on such due date until the date that such overdue payment is actually made to Seller, the annual rate of interest being equal to three percent (3%) above the highest commercial prime rate as published in the Wall Street Journal on the day the payment first became due. Buyer’s payment(s) to Seller pursuant to this Article, whether in whole or part, shall not constitute a waiver or release of any other rights afforded to Seller under this Contract.

6.0 Delays

6.1

Seller shall not have any liability or be considered to be in breach or default of its obligations under this Contract to the extent that performance of such obligations is delayed or prevented, directly or indirectly, due to: (i) causes beyond its control; or (ii) acts of God, actions or inactions of governmental authorities, fires, adverse or severe weather conditions, earthquakes, strikes or other labor disturbances, floods, war (declared or undeclared), military conflicts, terrorist acts (foreign or domestic), epidemics, civil unrest, riot, or delays in transportation; or (iii) acts (or omissions) of Buyer including failure to promptly: (a) provide Seller with information and approvals necessary to permit Seller to proceed with work immediately and without interruption, (b) comply with the terms of payment, or (c) provide Seller with such evidence as Seller may request that any export or import license or permit has been issued (if such is the responsibility of Buyer), (iv) shipment to storage under Article 11; or (v) inability on account of causes beyond the control of Seller to obtain necessary materials, necessary components or services. Seller shall notify Buyer of any such delay in writing. The date of Delivery or of performance shall be extended for a period equal to the time lost by reason of delay, plus such additional time as may be reasonably necessary to overcome the effect of such excusable delay. Seller shall notify Buyer, as soon as practicable, of the revised Delivery Date. If Seller is delayed by acts or omissions of Buyer, or by the prerequisite work of Buyer’s other contractors or suppliers, Seller shall also be entitled to an equitable price adjustment.

6.2

If delay excused by this Article extends for more than one hundred and eighty (180) days and the parties have not agreed upon a revised basis for continuing the work at the end of the delay, including adjustment of the Contract price, then either party upon thirty (30) days written notice, may terminate the order with respect to the undelivered DFC Power Plant to which title has not yet passed and any underperformed or uncompleted services, whereupon Buyer shall promptly pay Seller its termination charges determined in accordance with Exhibit 5 upon submission of Seller’s invoices, except where delay is attributable to Seller.

7.0 Termination and Suspension

7.1

Buyer may terminate this Contract for any reason at any time upon at least thirty (30) days’ written notice to Seller. In full discharge of any obligations to Seller in respect of this Contract and such termination, Buyer shall be responsible for termination charges in accordance with Exhibit 5. In no event, however, shall Seller be obligated to refund the initial 10% payment under Paragraph 5.1.1.

7.2

Seller may terminate this Contract by mutual agreement with Buyer or unilaterally in the event of a non-payment-related material breach of this Contract by Buyer (subject to stay pending the outcome of any dispute resolution proceeding initiated pursuant to the Article entitled “Dispute” hereunder); provided, however that the Buyer has failed to cure such breach within thirty days of receipt of notice from Seller. In the event of a payment-related material breach of this Contract by Buyer, the provisions set forth paragraph 15.1.4 shall apply.

7.3

Seller may suspend work on this Contract in the event of Buyer’s failure to complete its obligations, including providing the information required or performing the obligations required pursuant to Paragraph 3.2.1 or other information as may be required herein. Notwithstanding any provision herein, Seller shall not be deemed in default of its obligations under this Contract resulting from a suspension of work under this paragraph nor shall Seller’s suspension operate as a waiver, release of forfeiture of any other remedy or right of Seller hereunder. If Seller suspends the work on this Contract, and Buyer fails to provide the required information or perform the required work after one hundred eighty (180) days of suspension, or within any shorter period of time as specified by Seller in writing, Seller shall be entitled to terminate this Contract as a payment-related material breach in accordance with this Article 7.

8.0 Limitation of Liability

8.1

The total liability of either Party, on all claims of any kind, whether in contract, warranty, tort (including negligence), strict liability, indemnity, or otherwise, arising out of the performance, non-performance or breach of the Contract or from the manufacture, sales, delivery, resale, repair, replacement or use of any DFC Power Plant or the furnishing of any service shall not exceed the Contract Price allocable to the DFC Power Plant giving rise to the claim. Any claim under this Article 8.1 must be submitted no later than fifteen (15) months after the Delivery of the DFC Power Plant giving rise to the claim.

8.2

Each party (Indemnitor) agrees to indemnify and hold harmless the other party (Indemnitee) from and against any and all losses, obligations, liabilities, damages, claims which may be asserted against or sustained or incurred by the Indemnitee arising out of or related to any breach of any of the representations, warranties, agreements and covenants made by Indemnitor in this Contract; or any wrongful and negligent act of Indemnitor. In no event, whether as a result of breach of contract, warranty, tort (including negligence), strict liability, indemnity, or otherwise, shall either Party or its subcontractors or suppliers be liable to the other Party for loss of profit or revenues, loss of use of the DFC Power Plant or any associated equipment, cost of capital, cost of substitute equipment, facilities, services or replacement power, downtime costs, claims of Indemnitor’s customers for such damages, or for any special, consequential, incidental, indirect or exemplary damages.

8.3

If Seller furnishes Buyer with advice or assistance concerning any products, systems or work which is not specifically required by the Specification, the furnishing of such advice or assistance will not subject Seller to any liability, whether in contract, indemnity, warranty, tort (including negligence), strict liability or otherwise.

8.4

If Buyer transfers title to the powerplant to a third party, Buyer shall obligate such third party to be bound by the provisions of this Article to the same extent as Buyer is obligated. In the event Buyer cannot obtain the foregoing for Seller, Buyer shall indemnify, defend and hold Seller harmless from and against any and all claims described in the preceding paragraphs of this Article made by any such third party against Seller.

8.5

The provisions of this Article shall prevail over any conflicting or inconsistent provisions contained in any of the documents comprising this Contract, except to the extent that such provisions further restrict Seller’s liability.

9.0 Patent Indemnity

9.1

Seller agrees to indemnify and hold harmless Buyer from any rightful claim of any third party that any DFC Power Plant manufactured by Seller and furnished hereunder infringes any enforceable and properly registered patent of the United States. If Buyer notifies Seller promptly of the receipt of any claim, does not take any position adverse to Seller regarding such claim and gives Seller information, assistance and exclusive authority to settle and defend the claim, Seller shall, at its own expense and option, either (i) settle or defend the claim or any suit or proceeding and pay all damages and costs awarded in it against Buyer, or (ii) procure for Buyer the right to continue using the DFC Power Plant, or (iii) modify the DFC Power Plant so that it become non-infringing, or (iv) replace the DFC Power Plant with non-infringing DFC Power Plant. The foregoing states the entire liability of Seller, if any, for patent infringement of any DFC Power Plant.

9.2

The indemnity contained in the preceding paragraph shall not apply to (i) any DFC Power Plant which is manufactured to Buyer’s design or (ii) the use of any equipment furnished under this Contract in conjunction with any other apparatus or material. As to any equipment or use described in the preceding sentence, Seller assumes no liability whosoever for patent infringement.

9.3

With respect to any equipment furnished under this Contract that is not manufactured by Seller, only the patent indemnity of the manufacturer, if any, shall apply. Seller agrees to use commercially reasonable efforts to support Buyer’s pursuit of patent indemnity from the manufacturer.

10.0 Warranty

10.1

Seller warrants for a period of fifteen months from the date of Delivery or twelve months from Provisional Performance Acceptance, whichever occurs first, that (i) the DFC Power Plants and any related equipment to be delivered hereunder shall be free from defects in material, workmanship and title; (ii) the DFC Power Plants and related equipment conform to the specifications and other material requirements contained in this Contract; and (iii) technical advisory services shall be performed in a competent, diligent manner in accordance with any mutually agreed specifications.

10.2

Seller shall have no obligation for correction, repair or replacement of a DFC Power Plant or related equipment to the extent that a defect or non-conformance is the result of improper installation or damage resulting from Buyer’s failure to comply with Seller’s specifications, instructions and documentation regarding installation, operation and maintenance of the DFC Power Plants.

10.3

If a DFC Power Plant or related equipment delivered or technical advisory services performed do not meet the above warranties during the warranty period, Buyer shall promptly notify Seller in writing and make the relevant DFC Power Plants or equipment available promptly for access, inspection, or correction. Seller shall thereupon, at its option correct any defect by, (i) reperforming the defective services, (ii) repairing the defective parts of the equipment (iii) replacing the defective parts if repair is impossible or (iv) providing an equitable adjustment in the Contract Price.

10.4	Seller shall not be responsible for removal or replacement of any structure or part of the Facility required to perform Seller’s warranty obligations under this Contract.

10.5

This warranty may be assigned by Buyer to the DFC Power Plant owner upon final sale to such owner, provided that the term of the warranty shall be strictly and exclusively determined in accordance with this Article without regard to any such sale.

10.6

Seller does not warrant: (i) the DFC Power Plant, any part thereof or any repaired or replacement parts against normal wear and tear including that due to expected degradation in accordance with Seller specifications, environment or operation, including excessive operation at peak capability, frequent starting/stopping, type of fuel, or erosion, corrosion or material deposits from fluids nor (ii) any product, or part thereof, which (a) is normally consumed during operation or (b) has a normal life inherently shorter than the warranty period. The warranties and remedies set forth herein are further conditioned upon (i) the proper storage, installation, operation, and maintenance of the DFC Power Plant and conformance with the instruction manuals (including revisions thereto) provided by Seller and/or its subcontractors, as applicable and (ii) repair or modification pursuant to Seller’s instructions or approval. Buyer shall keep proper records of operation and maintenance during the Warranty Period. These records shall be kept in the form of logsheets and copies shall be submitted to Seller upon its request. Seller does not warrant any equipment or services of others designated by Buyer where such equipment or services are not normally supplied by Seller.

10.7

Changes, modifications or alterations by the Buyer or its vendors, suppliers, employees or agents, to the DFC Power Plant or its components provided herein, without the written approval of Seller, shall void all Seller’s obligations and warranties hereunder and may , void third party equipment certifications, including safety, environmental and interconnection.

10.8

The preceding paragraphs of this Article set forth the exclusive remedies for all claims based on failure of or defect in the DFC Power Plant provided under this Contract, whether the failure or defect arises before or during the Warranty Period and whether a claim, however instituted, is based on contract, indemnity, warranty, tort (including negligence), strict liability or otherwise. THE FOREGOING WARRANTIES ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES AND GUARANTEES WHETHER WRITTEN, ORAL, IMPLIED OR STATUTORY. NO IMPLIED STATUTORY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE SHALL APPLY.

11.0 Transfer of Title

11.1

Title to the DFC Power Plant and equipment shall pass to Buyer upon Delivery pursuant to Article 5. Buyer shall be responsible for risk of loss to the DFC Power Plant and related equipment upon Delivery.

11.2

If any part of the DFC Power Plant and equipment cannot be delivered to Buyer when ready due to any cause not attributable to Seller, (including any delay identified under Paragraph 6.1) Seller may ship such DFC plant or equipment to storage. If such DFC plant or equipment is placed in storage, including storage at the facility where manufactured, the following conditions shall apply: (a) title and all risk of loss or damage shall thereupon pass to Buyer if it had not already passed; (b) any amounts otherwise payable to Seller upon Delivery shall be payable upon presentation of Seller’s invoices and certification of cause for storage; (c) all expenses incurred by Seller, such as for preparation for and placement into storage, handling, inspection, preservation, insurance, storage, removal charges and any taxes shall be payable by Buyer upon submission of Seller’s invoices; and (d) when conditions permit and upon payment of all amounts due hereunder, Seller shall resume Delivery of the DFC Power Plant to the originally agreed point of Delivery.

12.0 Assignment

Either Party (“Assignor”) may assign its rights and obligations hereunder, in part or in whole, to a third party (“Assignee”) only with the express written consent of the other Party, which shall not be unreasonably withheld. Upon the effective date of said assignment, all of the rights and obligations of the Assignor under this Contract shall vest solely in the Assignee. Each Party agrees to execute such documents as may be necessary to effect the assignment.

13.0 Changes

Buyer may, by written change order, make mutually agreed to changes in the DFC Power Plant. If any such change results in an increase or decrease in the cost or time required for the performance of the work under this Contract, there shall be an equitable adjustment in the Contract Price and the Delivery date. Seller shall not be obligated to proceed with the changed or extra work until the price of such change and its effect on the Delivery date have been agreed upon in a written change order.

14.0 Choice of Law

This Contract shall be governed by and construed in accordance with the laws of the State of Connecticut without regard to the conflict of laws provisions thereof.

15.0 Disputes

Any action, dispute, claim or controversy of any kind (collectively “disputes”) between Buyer and Seller arising out of or pertaining to this Contract shall be resolved under and in accordance with the following dispute resolution program:

15.1	The Parties shall attempt to amicably resolve such dispute by discussion between the respective project managers within fifteen (15) working days.

15.2

If unsuccessful, the Parties shall elevate the dispute to the senior division or group executive for each for resolution within an additional fifteen (15) working days or such additional term as the Parties mutually may agree.

15.3	In the event the Parties are unable to resolve the dispute by the methods set forth above, the dispute shall be resolved by a court of competent jurisdiction in Connecticut.

15.4

Notwithstanding the above, in the event of (i) non-payment by Buyer within thirty (30) days of receipt of a valid invoice or (ii) financial insolvency, imminent insolvency or loss of project funding, Seller may, at its option, stop work, terminate the contract for breach and initiate suit for collection of outstanding balances without compliance with the above paragraphs of this Article; or Seller may stop work, invoice Buyer in advance for all remaining payments due under this Contract, and Seller shall continue performance of this Contract upon receipt of such payments, with appropriate schedule adjustments needed for any delay.

16.0 Compliance with Laws, Codes and Standards

16.1

The Contract Price is based on Seller’s design, manufacture and Delivery of the DFC Power Plant pursuant to: (i) its design criteria, manufacturing processes and procedures and quality assurance program; (ii) those portions of industry specifications, codes and standards in effect as of the date of Seller’s proposal to Buyer, which Seller has deemed applicable to the DFC Power Plant; (iii) the United States Federal, State and local laws and rules in effect on the date of Seller’s proposal to Buyer; and (iv) the Specifications.

16.2

The Contract Price will be equitably adjusted to reflect additional costs incurred by Seller resulting from (i) a change in standards and regulations described in 16.1(ii) or (iii) after the date of Seller’s proposal to Buyer which affect the DFC Power Plant and (ii) changes required to comply with regulatory, environmental, legal, or industrial requirements in the location where the DFC Power Plant will be installed. Buyer shall advise Seller at all times of requirements affecting the DFC Power Plant resulting from the applicability of any laws, rules or regulations in the location where the DFC Power Plant will be installed. Reasonable adjustments will be made to the Delivery date, performance evaluation criteria and Seller’s obligations hereunder as may be appropriate to comply with the foregoing. If Seller determines that a change is not possible, Seller will so notify Buyer and Buyer may terminate this Contract in accordance with the “Termination” clause of the Contract or direct completion without change and assume responsibility for obtaining any necessary waivers or variances.

16.3

Notwithstanding the foregoing paragraphs, no modification in price will be made as a result of any general change in the manufacturing facilities of Seller resulting from the imposition of any requirements by any Federal, State or local governmental entity.

16.4

Notwithstanding, any other provisions herein, Buyer shall be responsible for timely obtaining any required authorization, such as an export license, import license, foreign exchange permit, work permit or any other governmental authorization. Seller shall not be liable if any authorization is delayed, denied, revoked, restricted or not renewed and Buyer shall not be relieved thereby of its obligations to pay Seller for the work.

16.5

Seller shall comply with all applicable state and federal laws, including the Fair Labor Standards Act of 1938, as amended, the Occupational Safety and Health Act of 1970 (OSHA), laws related to nonsegregated facilities and equal employment opportunity (including the seven paragraphs appearing in Sec. 202 of Executive Order 11246, as amended), and all standards, rules, regulations, and orders issued pursuant to such state and federal laws.

16.6

Buyer shall perform all its obligations in accordance with all applicable state and federal laws, OSHA, and all other statutes, rules, regulations, codes or standards applicable to the Buyer’s obligations.

17.0 Taxes and Duties

Buyer shall be responsible for, and shall pay directly when due and payable, any and all Taxes. If Buyer deducts or withholds Taxes from the payments, the Buyer will make the Seller whole such that the sum of all payments equals the Contract Price. If the Seller is required to pay Taxes, the Buyer shall, promptly upon presentation of the Seller’s invoice for such Taxes, pay to the Seller an amount equal to the Taxes or alternatively, buyer shall provide Seller with a tax exemption certificate acceptable to the taxing authority.

Buyer agrees to furnish, when requested by the Seller, without charge, evidence of tax or duty exemption acceptable to the taxing or customs authorities. Furthermore, if Buyer arranges for export shipment, Buyer agrees to provide Seller without charge, an export bill of lading.

18.0 Insurance

Each Party shall maintain the following insurance coverage written with carriers authorized to insure risks at the Site location, with the other Party named as additional insured, providing thirty (30) days written notification of cancellation:

18.1	Worker’s Compensation providing statutory limits and coverage and Employer’s Liability, in an amount not less than one million dollars ($1,000,000) policy limit; and,

18.2

Commercial General Liability covering bodily injury (including death) and property damage in an amount not less than five million dollars ($5,000,000) per occurrence; including Premises Operations, Contractual Liability, Products and Completed Operations, and Broad Form Property Damage.

18.3

Commercial Automobile Liability in an amount not less than five million dollars ($5,000,000) combined single limit per accident, covering all owned, non-owned, leased, rented or hired autos used in connection with the performance of this Contract.

18.4

Umbrella / Excess Liability insurance on an occurrence basis in excess of the underlying insurance described in this Article, with a limit of not less than the Contract Price for each combined single limit and aggregate limit.

19.0 Notices

Any notices or invoices required or permitted under this Contract shall be in writing and personally delivered or sent to the address of each Party as set forth below, or to such other address as either Party may substitute by written notice to the other in any manner expressly provided for herein.

Seller:	Buyer:

Fax: Phone:	Fax: Phone:

20.0 General Clauses

20.1

This Contract, together with its exhibits and appendices, constitutes the entire and only agreement between the parties relating to the subject matter hereof and supersedes and cancels all agreements, negotiations, commitments and representations in respect thereto made prior to the date first written above and may not be released, discharged, abandoned, changed or modified in any manner except by an instrument in writing of concurrent or subsequent date signed by duly authorized officers or representatives of each of the parties hereto.

20.2

Any oral or written representation, warranty, course of dealing or trade usage not contained or referenced herein shall not be binding on either Party. Each Party agrees that it has not relied on or been induced by any representations of the other Party not contained in this Contract.

20.3	The provisions of this Contract are for the benefit of the Parties hereto and not for any other person or entity except as specifically provided herein.

20.4	The invalidity, in whole or in part, of any Article or Paragraph thereof shall not affect the validity of the remainder of such Article or Paragraph of this Contract.

20.5

Capitalized terms without other definition shall, unless expressly stated otherwise, have the meanings specified in Section 1.0. The singular includes the plural and the neuter shall include the feminine and masculine gender, and vice versa, as the context requires. “Includes” or “including” means “including, without limitation”.

20.6

The failure of either Party to strictly enforce any of the terms, covenants or conditions of this Contract, or to exercise any of its rights, shall not be construed or deemed as a waiver or relinquishments of any term, covenant, condition or right with respect to previous or further performance under this Contract.

20.7

The provisions of Article 2 shall survive termination of this Contract, and except as specifically agreed in writing, termination shall not relieve either party of any obligation arising out of work performed prior to termination.

20.8

This Contract shall take precedence over any other documents, attachments or specifications referred to herein, including the Terms and Conditions of any Buyer Purchase Order referred to herein or attached hereto.

IN WITNESS WHEREOF, the Parties hereto have caused this Contract to be duly executed by their duly authorized representatives as of the day and year first above mentioned.

[BUYER], Buyer	FuelCell Energy, Inc., Seller

By	By:

Typed Name:	Typed Name:

Title:	Title:

Date:	Date:

EXHIBIT 1

Commercial Closure Documents

1.	NOTIFICATION OF TITLE TRANSFER

2.	CERTIFICATE OF MECHANICAL COMPLETION

3.	CERTIFICATE OF PROVISIONAL PERFORMANCE ACCEPTANCE

4.	CERTIFICATE OF FINAL PERFORMANCE ACCEPTANCE

Exhibit 1 - i

NOTIFICATION OF TITLE TRANSFER

[DATE]

[COMPANY]

[ADDRESS]

[CITY STATE ZIP]

[COUNTRY]

Attn:

Reference: Title Transfer of [PLANT] Fuel Cell Power Plant

Dear ,

In accordance with the contractual agreement between FuelCell Energy Inc., known as “Seller”, and [BUYER], known as “Buyer”, this letter serves as formal notification that the equipment identified below is available for shipment and currently located at [LOCATION]. As per contract [CONTRACT#], an invoice covering the milestone of [TITLE TRANSFER PAYMENT PERCENT] will be sent to you on [INVOICE DATE].

The title is deemed passed to Buyer effective the date of this notification.

Project Reference Information

Contract Number:
Buyer / Buyer:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

Should you have any questions, please contact the undersigned at 203-825-6000 or fax 203-825-6100.

Regards,

Seller:

FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

NTT - i

CERTIFICATE

of

MECHANICAL COMPLETION

Contract Number:
Buyer / Partner:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

We hereby declare that the equipment identified above and the associated systems are erected and installed in accordance with the applicable drawings and specifications as may be described in the Contract and Buyer’s installation guidelines.

The unit is mechanically complete and ready for pre-commissioning on (___/___/___)

A. Backfeed Power Available	(___/___/___)

B. Copy of End User Interconnect Agreement	(___/___/___)

C. Site Air Intake Checked	(___/___/___)

D. Gas Analysis Approved	(___/___/___)

E. Water Analysis Approved	(___/___/___)

F. Communication Link Approved	(___/___/___)

G. Heat Recovery System Installed	(___/___/___)

H. Purge (Nitrogen) Gas Available	(___/___/___)

I. Anode Cover Gas Available	(___/___/___)

Buyer/Customer/Distributor:

[Buyer]
	Signature	Date

Print Name/Title

Seller:

FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

CMC - i

CERTIFICATE

of

PROVISIONAL PERFORMANCE ACCEPTANCE

Contract Number:
Buyer/ Partner:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

We hereby declare that the Direct FuelCell® and the associated systems have met Provisional Performance Acceptance.

(1) A single Completed Performance Test has concluded, in which: (i) Net Power Output of the Unit is at least [KW] kW continuously for 24 hours, during which time the Unit complies with all Applicable Laws,

Date _____/______/______

(2) The Equipment supplied by the Seller meets all of the requirements set forth in the Contract Specification other than (i) achieving the Final Performance Acceptance criteria, (ii) any Work which, by the terms of the Contract, is not Specification other than (i) achieving the Final Performance Acceptance criteria, (ii) any Work which, by the terms of the Contract, is not required to be performed until a later date, and (iii) such Punch List items that do not impact Purchaser’s ability to conduct day to day operation of the Facility in a commercial manner.

Date _____/______/______, see Punch List Items in Section (5)

(3) The Warranty is enabled at Provisional Performance Acceptance. If the term of the warranty is lessened by the date this document is signed by both parties, a revised warranty expiration letter will be sent to the buyer.

Date _____/______/______

(4) Operation after Provisional Performance Acceptance of the Unit. Once Contractor has achieved Provisional Performance Acceptance of the Unit, Owner shall control of the Unit and shall thereafter be solely responsible for the operation and maintenance thereof, except as otherwise set forth in the contract.

Date _____/______/______

PPA - i

5) Punch List Items:

Item #	Description

Buyer:
[BUYER]
	Signature	Date

Print Name/Title

Seller:
FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

PPA - ii

CERTIFICATE

of

FINAL PERFORMANCE ACCEPTANCE

Contract Number:
Buyer/ Partner:
Project Name:
Contract Unit Designation:
Direct Fuel Cell Serial Number:
Balance of Plant Serial Number:

We hereby declare that the Direct FuelCell® and the associated systems have met Final Performance Acceptance as defined in the Contract.

Date _____/______/______

(2)	Provisional Performance Acceptance has occurred or occurs concurrently with Final Performance Acceptance.

Date _____/______/______, date of PPA

Buyer:
[Buyer]
	Signature	Date

Print Name/Title

Seller:
FuelCell Energy, Inc.
	Signature	Date

Print Name/Title

FPA - i

EXHIBIT 2

Seller’s Specifications

The following specifications are incorporated herein by reference.

1.	#5665, DFC Fuel Specification Revision [ ].

2.	#5680, Water Specification for Direct FuelCell Powerplants Revision [ ].

3.	#5841, DFC300 Powerplant Output and Efficiency Correction Factors to Standard Conditions Revision [ ].

4.	#9825, DFC1500MA, Powerplant Output and Efficiency Correction Factors to Standard Conditions, Revision [ ].

5.	#9824, DFC3000, Powerplant Output and Efficiency Correction Factors to Standard Conditions, Revision [ ].

Exhibit 2 - i

EXHIBIT 3

Application Conformance Review

Document

Exhibit 3 - i

EXHIBIT 4

Purchase Order

Exhibit 4 - i

Exhibit 5

Termination Charges

In the event that the Contract is terminated, in whole or in part, prior to its completion, charges for the terminated portion payable by Buyer to Seller, upon submission of its invoices, shall be determined as hereinafter provided. For purposes hereof, all equipment, materials, supplies, components, services, engineering, design and data, in other words, all work which Seller has contracted to perform, or any part or parts thereof, are hereinafter referred to as “products”.

A. Termination charges shall be the sum of:

1.

The selling price of all products on which work has been completed as of the date of termination. The selling price of those products for which unit prices are not designated or for which Seller does not have published prices shall be determined in accordance with the provisions of paragraph 2, below;

2.

The cost to Seller of all products not completed as of the date of termination plus an amount equaling ten percent (10%) of said cost: such cost to include, but not be limited to, the cost of all purchased raw and processed material and components, delivered or in transit to Seller, and all partially completed products, and including cost of labor and Seller’s overhead allocated in accordance with Seller’s standard accounting practices; and

3.

All other costs to Seller, including its overhead allocated in accordance with Seller’s standard accounting practice, resulting from the termination including the cost of all liabilities incurred by Seller in anticipation of fully performing its obligations under the terminated portion of the Contract to the extent that they are not otherwise reimbursed: such liabilities to include, but not he limited to, purchase orders or other commitments on vendors; costs of extra or special facilities including tools and equipment and including insurance, maintenance and repair costs thereon; costs of licenses, permits, fees, taxes or royalties necessary to the supply, including preparation to supply, of the products, storage, transportation and protection costs for the products pending disposition as a result of termination; such other costs as Seller would normally not have incurred except for its entering into the Contract, proportioned to the extent that the costs are based upon the value of the Contract in the case of partial termination.

B. All completed products usable by Buyer in the completed form shall be delivered to Buyer in accordance with the Contract. All completed products which are not usable by Buyer or on which Buyer does not desire to take Delivery shall be retained by Seller for disposal as Seller, in its best interests, may elect. The net proceeds therefrom to Seller shall be credited to Buyer’s account.

C. With respect to partially completed products, Seller shall make reasonable efforts toward beneficial disposition of said products by diversion to other Contracts, salvage or scrapping and if such efforts prove successful within a period of ninety (90) days after date of termination, Seller’s net proceeds from the diversion, salvage or scrapping shall be credited to Buyer’s account.

D. Seller’s termination charges shall not exceed the total price of the Contract as reduced by the amounts of payments otherwise made and as further reduced by the price of products not terminated.

Exhibit 5 - i